UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-17f-1

 Certificate of Accounting of Securities and Similar

 Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

 Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

OMB APPROVAL OMB Number: 3235-0359 Expires: December 31, 2014 Estimated average burden hours per response 1.5

1. Investment Company Act File Number: 811-21720				Date examination completed: July 28, 2014
2. State identification Number:
AL	AK 60059072	AZ 54957/58624	AR 60019963	CA	CO IC2006-29-973
CT 1045410	DE 67762	DC	FL	GA SC48897	HI
ID 61892	IL 60017858	IN	IA I-66756/77356	KS 2010S0001163	KY 60021353
LA 131269	ME 10028232	MD SM20071923	MA	MI 955159/961663	MN R-47863.8
MS 60057492	MO 2007-01519	MT 60787/71539	NE 69337/69338	NV	NH
NJ MF-5494	NM 26622/36716	NY S31-97-58	NC 26267	ND	OH 71823
OK IC-2180852/2207842	OR 2007-1245	PA 2005-07-040MF	RI	SC 18649	SD 51116/53846
TN RM11-1549	TX C84212/95341	UT 7038958	VT	VA 146434	WA 60045888/60045269
WV MF 59737	WI 612777	WY 24269	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Pacific Financial Strategic Conservative Fund, a series of the Northern Lights Fund Trust
4. Address of principal executive office (number, street, city, state, zip code): 80 Arkay Drive, Hauppauge, NY 11788

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1.     All items must be completed by the investment company.

2.     Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3.     Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number.  Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange.  Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form.  This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44

U.S.C. § 3507.  Responses to this collection of information will not be kept confidential.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

July 28, 2014

We, as members of management of Pacific Financial International Fund, Pacific Financial Core Equity Fund, Pacific Financial Strategic Conservative Fund, Pacific Financial Explorer Fund and Pacific Financial Tactical Fund (the “Funds”), each a series of the Northern Lights Fund Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of April 30, 2014, and for the period from October 31, 2013 through April 30, 2014.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of April 30, 2014 and from October 31, 2013, through April 30, 2014, with respect to securities reflected in the investment accounts of each Fund.

/s/ Andrew Rogers

President

/s/ Kevin Wolf

Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

Northern Lights Fund Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Pacific Financial Core Equity Fund, Pacific Financial Explorer Fund, Pacific Financial International Fund, Pacific Financial Strategic Conservative Fund and Pacific Financial Tactical Fund (the “Funds”), each a series of the Northern Lights Fund Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 as of April 30, 2014.  Management is responsible for the Funds’ compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of April 30, 2014, and with respect to agreement of security purchases and sales, for the period from October 31, 2013 (the date of our last examination), through April 30, 2014:

•

Confirmation of all securities held by institutions in book entry form at Bank of New York Mellon (“Custodian”), National Financial Services, LLC (“NFS”) and Gemini Fund Services, LLC (“GFS”).

•

Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•

Reconciliation of all such securities to the books and records of the Funds, the Custodian, NFS and GFS.

•

Agreement of two security purchases and two security sales or maturities for each Fund since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of April 30, 2014, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Lights Fund Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN FUND AUDIT SERVICES, LTD.

Cleveland, Ohio

July 28, 2014